WAL★MART
MEXICO

FILE N°
82-4609

RECEIVED
2006 AUG 16 P 3:02
OFFICE OF INTERNATIONAL CORPORATE FINANCE

August 14, 2006

Mr. Paul Dudek, Chief
Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Re: Information pursuant to Ruling 12g3-2 (b) Exemption

Ladies and Gentlemen:

In order to continue being exempt from the requirements of Rule 12g3-2(b) under the Securities Exchange Act of 1934, enclosed you will find the information of Wal-Mart de Mexico, S.A. de C.V., which was delivered to the Mexican Stock Exchange as follows:


06016073

- Press release reports July 2006 sales.
- Press release announcement August 2006
- Report on share repurchase for July 2006.

Sincerely,

PROCESSED
AUG 18 2006
THOMSON
FINANCIAL

Jorge Muñoz Lopez
Accounting Director

The above-mentioned material is enclosed.

ADMINISTRATIVE OFFICES:
- NEXTENGO N° 78 COL. STA. CRUZ ACAYUCAN DEL. AZCAPOTZALCO C.P. 02770 TEL. 5328-35-00
- BLVD. AVILA CAMACHO N° 487 COL. PERIODISTAS, DELEGACION MIGUEL HIDALGO, C.P. 11220 TEL. 5395-10-88

WAL★MART

MEXICO


EMPRESA
SOCIALMENTE
RESPONSABLE



FREE TRANSLATION, NOT TO THE LETTER

WAL-MART DE MEXICO REPORTS JULY 2006 SALES

Mexico City, August 9, 2006

Wal-Mart de Mexico, S.A. de C.V. (WALMEX) announces to its shareholders as well as to the public in general that during the month of July 2006, sales were $15,618 million pesos. This figure represents a 19.1% increase over sales reported the same month last year, and a 15.6% real increase, once the period's inflation is accounted for. Comparable stores sales during the month, meaning all those units that have been in operation for over a year registered an increase of 7.7%, and of 4.5% in real terms compared to the same month of 2005.

Real Growth

	July		January – July	
	2006	2005	2006	2005
Total sales growth (%)	**15.6**	16.2	**15.2**	13.1
Comparable sales growth (%)	**4.5**	7.5	**5.2**	5.4

Considering the four-week period from July 1 to 28, 2006 that compares with the four-week period ending July 29, 2005, as well as the thirty-week period from December 31 2005 to July 28, 2006 and that compares with the thirty-week period that ended July 29, 2005, sales growth was as follows:

Real Growth

	4 weeks		30 weeks	
	2006	2005	2006	2005
Total sales growth (%)	**16.4**	14.8	**15.6**	13.4
Comparable sales growth (%)	**5.4**	6.2	**5.7**	5.7

Openings during the month of July:

We opened six Bodegas Aurrera in Acapulco, Guerrero; Veracruz, Veracruz; Rincon de Romos, Aguascalientes; San Luis Potosi, SLP; Amecameca, Estado de Mexico, and Comonfort, Guanajuato; one Sam's Club, and one Wal-Mart Supercenter in Mexico City. Additionally, during August we have opened two Bodegas Aurrera in Cortazar, Guanajuato and Huajuapan de Leon, Oaxaca, and one Superama in Guadalajara, Jalisco.
We also opened in July a Distribution Center in Mexico City.

Company Description:

WALMEX is a Retail Sector company whose shares are traded in the Mexican Stock Exchange since 1977. It operates 828 units, broken down as follows:

- 233 Bodegas Aurrera
- 72 Sam's Clubs
- 108 Wal-Mart Supercenters
- 56 Superamas
- 56 Suburbias
- 303 Restaurants, including franchises

Ticker Symbols:

Mexican Stock Exchange:	Bloomberg:	Reuters:	ADR's sponsored program:
Walmex V	WalmexV MM	WalmexV.Mx	WMMVY
	WMMVY US	WMMVY.Pk	

Internet Sites:

www.walmartmexico.com.mx
www.sams.com.mx
www.superama.com.mx
www.suburbia.com.mx
www.vips.com.mx
www.tarjetawalmart.com.mx

Information About the Company:

Corporate Affairs: Raul Argüelles, raul.arguelles@wal-mart.com, TEL. (52 55) 5387-9241
Investor Relations: Mariana Rodriguez, m.rodriguez@wal-mart.com, TEL. (52 55) 5283-0289

WAL*MART®

MEXICO


ESR
EMPRESA
SOCIALMENTE
RESPONSABLE


WALMEX

FREE TRANSLATION, NOT TO THE LETTER

Mexico City, August 2, 2006

Wal-Mart de Mexico (WALMEX) informs to its shareholders as well as to the public in general, that the Company is currently working on the project of establishing a Banking Institution in the country. As a result of this, Walmex has undertaken several actions in accordance with the regulatory process established to that effect.

These actions are consistent with our vision of contributing to improve the quality of life of the Mexican families.

The moment that this process results in the granting of a banking license to Walmex, the Company will inform it accordingly.

Company Description:

WALMEX is a Retail Sector company whose shares are traded in the Mexican Stock Exchange since 1977. It operates 826 units, broken down as follows:

232	Bodegas Aurrera
72	Sam's Clubs
108	Wal-Mart Supercenters
55	Superamas
56	Suburbias
303	Restaurants, including franchises

Ticker Symbols:

Mexican Stock Exchange:	Bloomberg:	Reuters:	ADR's sponsored program:
Walmex V	WalmexV MM	WalmexV.Mx	WMMVY
	WMMVY US	WMMVY.Pk	

Internet Sites:

www.walmartmexico.com.mx
www.sams.com.mx
www.superama.com.mx
www.suburbia.com.mx
www.vips.com.mx
www.tarjetawalmart.com.mx

Information About the Company:

Corporate Affairs: Raul Argüelles, raul.arguelles@wal-mart.com, TEL. (52 55) 5387-9241
Investor Relations: Mariana Rodriguez, m.rodriguez@wal-mart.com, TEL. (52 55) 5283-0289

OWN SHARES OPERATION ISSUER'S REPORT

File No.
8 2 - 4 6 0 9

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: **JULY 06, 2006**

COMPANY NAME: WAL - MART DE MEXICO, S.A. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	120,853,900	8,604,933,568
06/07/2006	03064	BUY	500,000	33.573432	16,786,716	ACCIV	STOCK		121,353,900	8,604,433,568
								As of current report	121,353,900	8,604,433,568

Shareholders' equity amount	0
Capital stock amount	16,786,716

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
4,332,260,410	4,315,473,694

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No. 82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: **JULY 10, 2006**

COMPANY NAME: WAL - MART DE MEXICO, S.A. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	121,353,900	8,604,433,568
10/07/2006	03065	BUY	600,000	33.765430	20,259,258	IXE	STOCK		121,953,900	8,603,833,568
								As of current report	121,953,900	8,603,833,568

Shareholders' equity amount	0
Capital stock amount	20,259,258

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
4,315,473,694	4,295,214,436

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No. 82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: **JULY 11, 2006**

COMPANY NAME: WAL - MART DE MEXICO, S.A. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	121,953,900	8,603,833,568
11/07/2006	03066	BUY	2,500,000	32.839432	82,098,580	IXE	STOCK		124,453,900	8,601,333,568
								As of current report	124,453,900	8,601,333,568

Shareholders' equity amount	0
Capital stock amount	82,098,580

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
4,295,214,436	4,213,115,856

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No.
82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: JULY 12, 2006

COMPANY NAME: WAL - MART DE MEXICO, S.A. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	124,453,900	8,601,333,568
12/07/2006	03067	BUY	600,000	32.364925	19,418,955	IXE	STOCK		125,053,900	8,600,733,568
								As of current report	125,053,900	8,600,733,568

Shareholders' equity amount	0
Capital stock amount	19,418,955

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
4,213,115,856	4,193,696,901

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No.
82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: JULY 13, 2006

COMPANY NAME: WAL - MART DE MEXICO, S.A. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	125,053,900	8,600,733,568
13/07/2006	03068	BUY	600,000	31.404383	18,842,630	IXE	STOCK		125,653,900	8,600,133,568
								As of current report	125,653,900	8,600,133,568

Shareholders' equity amount	0
Capital stock amount	18,842,630

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
4,193,696,901	4,174,854,271

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No.
82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: JULY 14, 2006

COMPANY NAME: WAL - MART DE MEXICO, S.A. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	125,653,900	8,600,133,568
14/07/2006	03069	BUY	700,000	30.443601	21,310,521	IXE	STOCK		126,353,900	8,599,433,568
								As of current report	126,353,900	8,599,433,568

Shareholders' equity amount	0
Capital stock amount	21,310,521

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
4,174,854,271	4,153,543,750

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No.
82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: JULY 17, 2006

COMPANY NAME: WAL - MART DE MEXICO, S.A. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	126,353,900	8,599,433,568
17/07/2006	03070	BUY	700,000	30.018339	21,012,837	ACCIV	STOCK		127,053,900	8,598,733,568
								As of current report	127,053,900	8,598,733,568

Shareholders' equity amount	0
Capital stock amount	21,012,837

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
4,153,543,750	4,132,530,913

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No.
82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: **JULY 18, 2006**

COMPANY NAME: WAL - MART DE MEXICO, S.A. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	127,053,900	8,598,733,568
18/07/2006	03071	BUY	750,000	30.250447	22,687,835	ACCIV	STOCK		127,803,900	8,597,983,568
								As of current report	127,803,900	8,597,983,568

Shareholders' equity amount	0
Capital stock amount	22,687,835

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
4,132,530,913	4,109,843,078

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No.
8 2 - 4 6 0 9

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: **JULY 19, 2006**

COMPANY NAME: WAL - MART DE MEXICO, S.A. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	127,803,900	8,597,983,568
19/07/2006	03072	BUY	500,000	32.107706	16,053,853	ACCIV	STOCK		128,303,900	8,597,483,568
								As of current report	128,303,900	8,597,483,568

Shareholders' equity amount	0
Capital stock amount	16,053,853

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
4,109,843,078	4,093,789,225

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No.
82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: JULY 20, 2006

COMPANY NAME: WAL - MART DE MEXICO, S.A. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	128,303,900	8,597,483,568
20/07/2006	03073	BUY	384,000	32.592393	12,515,479	ACCIV	STOCK		128,687,900	8,597,099,568
								As of current report	128,687,900	8,597,099,568

Shareholders' equity amount	0
Capital stock amount	12,515,479

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
4,093,789,225	4,081,273,746

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No. 82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: **JULY 21, 2006**

COMPANY NAME: WAL - MART DE MEXICO, S.A. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	128,687,900	8,597,099,568
21/07/2006	03074	BUY	856,000	32.835067	28,106,817	ACCIV	STOCK		129,543,900	8,596,243,568
								As of current report	129,543,900	8,596,243,568

Shareholders' equity amount	0
Capital stock amount	28,106,817

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
4,081,273,746	4,053,166,929

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No. 82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: JULY 25, 2006

COMPANY NAME: WAL - MART DE MEXICO, S.A. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	129,543,900	8,596,243,568
25/07/2006	03075	BUY	500,000	33.564200	16,782,100	ACCIV	STOCK		130,043,900	8,595,743,568
								As of current report	130,043,900	8,595,743,568

Shareholders' equity amount	0
Capital stock amount	16,782,100

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
4,053,166,929	4,036,384,829

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No.
82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: JULY 26, 2006

COMPANY NAME: WAL - MART DE MEXICO, S.A. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	130,043,900	8,595,743,568
26/07/2006	03076	BUY	700,000	34.431156	24,101,809	ACCIV	STOCK		130,743,900	8,595,043,568
								As of current report	130,743,900	8,595,043,568

Shareholders' equity amount	0
Capital stock amount	24,101,809

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
4,036,384,829	4,012,283,020

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No.
82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: JULY 28, 2006

COMPANY NAME: WAL - MART DE MEXICO, S.A. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	130,743,900	8,595,043,568
28/07/2006	03077	BUY	300,000	34.580207	10,374,062	ACCIV	STOCK		131,043,900	8,594,743,568
								As of current report	131,043,900	8,594,743,568

Shareholders' equity amount	0
Capital stock amount	10,374,062

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
4,012,283,020	4,001,908,958

Issuer's Comments